Exhibit. (a) (5) (B)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK.
X

JOSEPH CHOQUETTE, individually and on behalf	:
of all others similarly situated	:
:
Plaintiff,	:	Index No. 08/602294
:
v.	:	CIVIL ACTION
:
ANTOINE DOMINIC, STEVEN GEORGIEV,	:	CLASS ACTION SUMMONS
DONALD E. WEEDEN, IRA I LAMEL, J.	:
DONALD HILL and EXCEL TECHNOLOGY INC.	:
:
Defendants.	:
X

To the above named Defendants:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if The complaint is not served with this summons, to serve a notice of appearance, on the plaintiffs attorneys within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded herein.

Dated: August 6, 2008
LEVI & KORSINSKY, LLP

/s/ Joseph Levi
Joseph Levi, Esq
Juan E. Monteverde, Esq.
39 Broadway, Suite 1601
New York, New York 10006
P. (212)363-7500
F. (212) 363-7171

TO:	ANTOINE DOMINIC
STEVEN GEORGIEV
DONALD E. WEEDEN
IRA J. LAMEL
J. DONALD HILL
EXCEL TECHNOLOGY INC.
41 RESEARCH WAY
EAST SETAUKET
NEW YORK, NY 11733

2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
X

JOSEPH CHOQUETTE, individually and on	:
behalf of all others similarly situated	:
:
Plaintiff,	:	Index No. 08/602294
:
v.	:	CIVIL ACTION
:
ANTOINE DOMINIC, STEVEN GEORGIEV,	:	CLASS ACTION COMPLAINT
DONALD E. WEEDEN, IRA J LAMEL, J.	:
DONALD HILL and EXCEL TECHNOLOGY	:
INC.
:
Defendants.	:
X

Plaintiff, by his attorneys, allege upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of Excel Technology Inc. (“Excel” or the “Company”) seeking injunctive and other appropriate relief with respect to a proposed transaction in which GSI Group, Inc. (“GSI”) and Eagle Acquisition Corporation (“Eagle”) plan to acquire all the outstanding shares of Excel through a cash tender offer for $32.00 per share without adequate disclosure (the “Proposed Transaction”).

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of the common stock of Excel.

3. Excel is a corporation organized and existing under the laws of the State of Delaware, maintains its principal corporate offices at 41 Research Way, East Setauket, New York, 11733, and designs, manufactures, and markets laser systems and electro-

optical components, primarily for industrial and scientific applications. It offers industrial beam-steered laser marking systems, and mechanical marking and engraving systems used for coding, marking, engraving, deep engraving, 3D engraving, and permanent marks on various materials. The company also provides laser micro-machining systems for cutting, drilling, ablating, and other micro machining applications; custom micro-machining systems, such as active and passive resistor trimmers, glove box welders, diamond cutting systems, and sub-micron processing systems; and sealed C02 lasers for cutting, marking, drilling, and other machining applications for various materials. In addition, Excel Technology manufactures galvanometer based optical scanners used in product laser marking and coding, laser machining and welding, high density via hole PCB drilling for the cell phone industry, and for various uses in healthcare industry; and solid-state lasers and ultrafast lasers for science, industry, and original equipment manufacturing uses. Further, the company produces custom precision optical components, such as flying height test disks used in the disk drive industry; and a range of thin film coatings, including edge filters, bandpass filters, hot mirrors, cold mirrors, beamsplitters, neutral density filters, enhanced metallics, polarizer’s, broadband antireflection coatings, V coats, high reflectors, dielectric and metallic mirrors, and scanning mirrors. It also provides electro-optical instrumentation and systems, such as light and color measurement solutions, serving the cathode ray tube/flat panel display, automotive, aerospace, lighting, motion picture, research and development, and related industries. Excel Technology operates in the United States, Europe, and Asia.

4. Defendant Antoine Dominic (“Dominic”) has been Chief Executive Officer of the Company since October 2000 and President and Chief Operating Officer of

the Company since 1998. He served as Chief Financial Officer of the Company from March 1995 until December 26, 2004 and as a Director of the Company from January 1996 through April 2004 and since December 2006.

5. Defendant Steven Georgiev (“Georgiev”) has been a Director of the Company since 1991.

6. Defendant Donald E. Weeden (“Weeden”) has been a Director of the Company since 2003.

7. Defendant Ira J. Lamel (“Lamel”) has been a Directory of the Company since 2004.

8. Defendant J. Donald Hill (“Hill”) has been Chairman of the Board of Directors since 1996.

9. Defendants referenced in 4 through 8 are collectively referred to as Individual Defendants and/or the Excel Board. The Individual Defendants, as officers and/or directors of Excel, have a fiduciary relationship with Plaintiff and other public shareholders of Excel and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

10. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Excel and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

11. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control, or (ii) a break up of the corporation’s assets, or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

12. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Excel, are obligated to refrain from:

(a) participating in any transaction where the Directors or officers’ loyalties are divided;

(b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

13. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Excel, or are aiding and abetting others in violating those duties.

14. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

15. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

16. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did further Defendants’ wrongful efforts to recommend a tender of Excel’s shares and permit GSI and Eagle to attempt to eliminate the public shareholders’ equity interest in Excel without providing the public shareholders with adequate disclosures concerning the transaction. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein,

17. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Excel common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

19. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of August 5, 2008, Excel has approximately 10.86 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class; and

(iii)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

CLAIM FOR RELIEF

20. In a press release dated July 10, 2008, the Company announced that it had entered into an agreement to be acquired by GSI through a cash tender offer at $32.00 per share.

BEDFORD, MA July 10, 2008; GSI Group Inc., (Nasdaq: GSIG) and Excel Technology Inc. (Nasdaq: XtTC) announced today that they have entered into a defimtiye agreement for GSI to acquire Excel in an all-cash transaction for $32,00 per share,, or approximately $360 . million, before fees and transaction costs. The offer price represents a 30.2% premium to the’ average Excel closing share price over the last 30 trading days.

The acquisition will be effected through a cash tender offer for all outstanding shares of Excel common stock at a price of $32,00 per share, followed by a second-step merger in which any untendered shares will be acquired at the same per share price. The boards of directors .of both companies have unanimously approved the transaction. The tender offer is expected to commence on or about July 23, 2008. Subject to customary conditions and regulatory approvals, GSI expects that the transaction will close in the 3 quarter.

GSI intends to pay (he aggregate purchase price through a combination of available cash and .external financing. GSI . and its wholly owned subsidiary, GSI Group Corporation, have entered into definitive agreements with various investors to provide, subject to customary conditions, financing of $210 million for the transaction through the Issuance of senior unsecured notes and warrants. On a non-GAAP cash basis, excluding the impact of any acquisition and purchase accounting related charges, the transaction is expected to be accretive to GSI for the full year 2009.

*

“This acquisition constitutes a major step in the execution of our strategy to expand our presence in our most attractive markets,” said Dr. Sergio Edelstein, President and CEO of GSI. “GSI and Excel have a set of uniquely complementary products, technologies, and distribution channels, which will enable the combined company to provide customers with a significantly broader set of solutions.”

Mr. Antoine Dominic, President and Chief Executive Officer of Excel commented; “As the industry evolves, geographical reach and breadth of product offerings become paramount. By joining forces, GSI and Excel will be in a very strong position to accelerate new product introductions and global market penetration. Although Excel has performed quite well independently over the years, this combination rewards our shareholders, creates opportunities for employees and offers more solutions for our customers.”

For the twelve months ended December 31, 2007, Excel reported revenues of $160.0 million and net Income of $17.7 million. For the same period, GSI Group Inc. reported revenues of $317.8 million and net income of $19.0 million.

GSI reaffirmed that its second quarter results will be slightly above the midpoint of the previously stated range with revenue expected between $64.0 million and $68.0 million and earnings per share of approximately two cents. The company expects to release its full second quarter earnings on Thursday, July 31st, 2008.

UBS Investment Bank acted as exclusive financial advisor and placement agent to GSI Group, Inc. in connection with the transaction. Needham & Company, LLC provided a fairness opinion to Excel’s Board of Directors.

On July 11, 2008, the Company filed a Form 8K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”).

21. On July 23, 2008, the Company filed a Form 14D-9 Recommendation Statement (“Recommendation Statement”) in support of the Board’s recommendation of the Proposed Transaction. However, Plaintiff did not receive the Recommendation Statement in the mail until August 1, 2008.

22. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information, so they are unable to make a fully informed decision about whether or not to tender their shares on or before August 19, 2008. Specifically, the Recommendation Statement is deficient, inter alia, because it;

(a)	Fails to disclose if UBS continued to advise the Company regarding pursuing strategic or consolidation opportunities after the merger with Coherent failed on November 1, 2006.

(b)	Fails to disclose if the Company engaged an investment bank or financial advisor to assist and counsel regarding the overtures made by the Company to third parties during 2007 regarding a sale of the Company.

(c)	Fails to disclose if the Board authorized management, Including Mr. Dominic, to contact third parties to seek a sale of the Company.

(d)	Fails to disclose the mechanics and oversight imposed by Board imposed on management, including Mr. Dominic, regarding contacting and negotiating with third parties to seek a sale of the Company.

(e)	Fails to disclose the reasons that GSI did not pursue a transaction with the Company when GSI first approached the Company in late 2006.

(f)	Fails to disclose the reasons why in December 2007 and January 2008, Mr. Dominic extended an invitation to GSI to offer $34.00 to acquire the Company when the Board had resolved during that same time period to not consider an offer for less than $35.00.

(g)	Fails to disclose the reasons the Board reduced the offer to $32.50 from $35.00 and whether the Board relied on the advise of any financial advisor in reaching such decision.

(h)	Fails to disclose whether the Company waived any conflicts arising from the fact that UBS advised GSI regarding the Proposed Transaction and advised also the Company in connection with the recent Coherent merger.-

(i)	Fails to disclose the criteria the Company considered in retaining Needham & Company, LLC (“Needham”) to provide a fairness opinion regarding the Proposed Transaction.

(j)	Fails to disclose the positions or stock ownership held by Needham in Excel at the time it rendered the fairness opinion and as of today.

(k)	Fails to disclose the positions or stock ownership held by Needham in Excel at the time it rendered the fairness opinion and as of today.

(l)	Fails to disclose the criteria Needham utilized to select the companies used in the Selected Company Analysis.

(m)	Fails to disclose the range of values of the Company’s shares price that Needham calculated based on the multiples Needham derived using the Selected Company Analysis.

(n)	Falls to disclose the criteria Needham utilized in selecting the companies used in the Selected Transaction Analysis.

(o)	Fails to disclose the range of values of the Company’s shares price that Needham calculated based on the multiples Needham derived using the Selected Transaction Analysis.

(p)	Fails to disclose management’s forecasts for 2008 through 2010 that Needham relied on and used to perform the Discount Cash Flow Analysis.

(q)	Fails to disclose the criteria Needham used in selecting a wide range of discount rates of 10% to 15% in connection with its Discount Cash Flow Analysis.

23. Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company and its shareholders will continue to suffer absent judicial intervention and/or further disclosure by the Company for the shareholders to make an informed decision regarding the Proposed Transaction.

COUNT I

Breach of Fiduciary Duty – Failure to Disclose

(Against All Individual Defendants)

24. Plaintiff repeats all previous allegations as if set forth in full herein,

25. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Excel’s shareholders,

26. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

27. As a result, Plaintiff and the Class members are being harmed irreparably.

28. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: August 6, 2008

LEVI & KORSINSKY, LLP

/s/ Joseph Levi
Joseph Levi, Esq.
Juan E. Monteverde, Esq.
39 Broadway; Suite 1601
New York, New York 10006
P. (212) 363-7500
F. (212) 363-7171